EXHIBIT 99.1

Hydrogenics Files Universal Shelf Prospectus

MISSISSAUGA, Ontario, March 31, 2014 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it has filed a preliminary short form base shelf prospectus with certain Canadian securities regulatory authorities and a corresponding registration statement on Form F-10 with the U.S. Securities and Exchange Commission. After the base shelf prospectus becomes final and the registration statement is declared effective, Hydrogenics will be able to offer, from time to time over a 25-month period, up to US$100,000,000 of debt, equity and other securities.

The new base shelf prospectus and corresponding registration statement on Form F-10 will replace Hydrogenics' current US$25,000,000 base shelf prospectus and corresponding registration statement on Form F-3. The new base shelf prospectus should provide Hydrogenics with greater flexibility to access the capital markets.

Should Hydrogenics offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered and use of net proceeds derived from the offering.

Hydrogenics is not required to offer or sell all or any portion of the securities in the future and will only do so if market conditions warrant.

A receipt for the final short form base shelf prospectus has not yet been obtained from the Canadian securities regulatory authorities and the registration statement on Form F-10 has not become effective. Prior to the time a receipt is issued by the Canadian securities regulatory authorities for the final short form base prospectus and the shelf registration statement becomes effective, no securities may be sold, nor may offers to buy be accepted, pursuant to these documents. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the shelf registration statement, including the related prospectus, may be obtained from Hydrogenics by submitting a request to Investor Relations at 220 Admiral Boulevard, Mississauga, Ontario L5T 2N6, by telephone at (905) 361-3660 or by email at investors@hydrogenics.com or on the SEC's website at www.sec.gov.

About Hydrogenics

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Investor Contacts:
         Bob Motz, Chief Financial Officer
         (905) 361-3660
         investors@hydrogenics.com

         Chris Witty
         Hydrogenics Investor Relations
         (646) 438-9385
         cwitty@darrowir.com